Exhibit (a)(1)(iii)

Supplement No. 1 to the Offer to Purchase

Up to 50% of the Issued and Outstanding Shares of Common Stock

of

BlackRock Municipal Credit Alpha Portfolio, Inc.

at

Net Asset Value

by

BlackRock Municipal Credit Alpha Portfolio, Inc. in Exchange for Cash

THE OFFER TO PURCHASE WILL EXPIRE AT 4:00 P.M., EASTERN TIME,

ON SEPTEMBER 19, 2025, UNLESS THE OFFER IS EXTENDED.

To the Common Shareholders of BlackRock Municipal Credit Alpha Portfolio, Inc.:

This Supplement No. 1 (this “Supplement”) hereby supplements and amends the information previously provided in the Offer to Purchase, dated August 20, 2025 (the “Original Offer to Purchase” and, together with this Supplement, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal of BlackRock Municipal Credit Alpha Portfolio, Inc. (the “Portfolio”). This Supplement should be read in conjunction with the Original Offer to Purchase. To the extent there are any conflicts between the information in this Supplement and the information in the Original Offer to Purchase, the information in this Supplement hereby replaces and supersedes such information. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Offer to Purchase.

At a meeting on September 10-11, 2025, the Board of Directors of the Portfolio approved the issuance of 350 Variable Rate Demand Preferred Shares, $100,000 liquidation preference per share, in a privately negotiated offering to a qualified institutional buyer as defined pursuant to Rule 144A under the Securities Act of 1933, as amended. The Portfolio may use the proceeds of the issuance to purchase Shares pursuant to the Offer. The issuance of the Variable Rate Demand Preferred Shares will provide the Portfolio with leverage. The use of leverage creates an opportunity for increased common share net investment income dividends, but also creates risks for the holders of Shares.

Accordingly, Section 3, “Plans or Proposals of the Fund” and Section 8, “Source and Amount of Consideration” in the Original Offer to Purchase are hereby amended to reflect the Fund’s planned issuance of Variable Rate Demand Preferred Shares. Except for the foregoing amendment, all other terms of the Offer, as described in the Original Offer to Purchase and related Letter of Transmittal, remain the same.

If you have any questions, please refer to the Original Offer to Purchase and related Letter of Transmittal or contact the Transfer Agent, toll free at the number disclosed in the Portfolio’s Original Offer to Purchase.

BLACKROCK MUNICIPAL CREDIT ALPHA PORTFOLIO, INC.

September 15, 2025

SUPP_MUNEX_0925